

August 21, 2012

Via E-mail
John Burns
Chief Executive Officer
PyroTec, Inc.
125-E Wappoo Creek Drive, Suite 202A
Charleston, South Carolina 29412

     Re: PyroTec, Inc.
             Form 8-K
             Amended August 6, 2012
             Response Submitted August 15, 2012
             File No. 000-54547

Dear Mr. Burns:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   We note your response to prior comment 1. If you have not completed a transaction that had the effect of causing you to cease being a shell company, please amend your Form 8-K to state clearly that you are deleting your disclosure under Item 5.06 and the related caption; disclose clearly the reason for the deletion. If you believe you have completed a transaction that had the effect of causing you to cease being a shell company, please provide us your analysis that clearly supports your conclusion and ensure that this Form 8-K includes all information that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange Act. Please do not confuse the term "shell company" with the term "development stage company."

2.   From your responses and revisions, it appears that you have entered into new agreements or that agreements may have been terminated. Please note that you must disclose developments addressed in Form 8-K Items 1.01 and 1.02 by filing a new Form 8-K – not

merely by requiring investors to locate information about the developments in revisions that you have included in an amendment to a previously filed Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Louis Rambo at (202) 551-3289 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc: Anthony R. Paesano
        Paesano & Akkashian